

April 28, 2021

John Ciampaglia
Chief Executive Officer
Sprott ESG Gold ETF
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario
Canada M5J 2J1

> **Re: Sprott ESG Gold ETF**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 9, 2021**
> **CIK No. 0001837824**

Dear Mr. Ciampaglia:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Creations and Redemptions, page 6

1. You state here that the Trust will hold any amount of gold for which insufficient ESG Approved Gold is available in unallocated form on a temporary basis and the Mint expects that it will be able to refine additional ESG Approved Gold within approximately five days. Please clarify whether or not there are any limits on the amount of non-ESG Approved Gold that the Trust may hold in this circumstance and whether the inability to acquire sufficient ESG Approved Gold may impact the creation or redemption process. In

that regard, please explain what would happen if the insufficient supply of ESG Approved Gold lasted beyond the temporary period contemplated by your disclosure. Please also explain how the unallocated gold is replaced with ESG Approved Gold.

Risk Factors, page 12

2.   We note your response to our prior comment 15 that although the Trust will incur additional costs associated with sourcing ESG Approved Gold, these additional costs will be borne by the Sponsor. Please tell us how those additional costs impact the Sponsor's fee, and therefore an investor's potential return on investment.

Some investors may be willing to pay a premium for the Shares, page 12

3.   You state that some investors may assign extra value to the fact that the Trust only invests in and primarily holds ESG Approved Gold. Please tell us whether ESG Approved Gold is or may be priced differently than gold that does not meet your ESG criteria. If so, please explain how that factored into your decision to value the ESG Approved Gold held by the Trust utilizing the LBMA Gold Price PM.

Overview of the Gold Sector, page 27

4.   We note your disclosure in this section regarding the gold market generally. Please revise to include a discussion of how the ESG Approved Gold market fits into the overall gold market, including quantitative information regarding the size and liquidity of that portion of the market.

ESG Approved Gold, page 32

5.   Refer to your response to comments 12 and 17. Please clarify that you will identify the ESG Approved Mining Companies and ESG Approved Mines in this section prior to the effectiveness of the registration statement. Please also clarify that you will include and update this information in your periodic reports filed under the Exchange Act.

6.   Please explain to us what you mean by the statement in your response to prior comment 8 that you will disclose the sources of ESG Approved Gold to the extent consistent with "confidentiality obligations and permissions from the owners of the mines." Please also reconcile that response with the disclosure that you make publicly available the list of mines and mining companies that meet the ESG Criteria.

7.   We note your response to our prior comment 16. For each of the environmental, social and governance criteria that will be used to assess the mines and miners, please identify any objective measures under which any of the specific factors will be evaluated. If there are no objective criteria for some or all of the factors, please revise your disclosure here to clarify that the evaluation will be based on the subjective judgment of the Sponsor and not limited by any objective measure. Please also revise your summary disclosure to clarify, if accurate, that the evaluation of mines, miners and ESG Approved Gold is based on the

subjective judgment of the Sponsor, that the criteria for evaluation is subject to change by the Sponsor and that the Sponsor's judgment about environmental, social and governance standards as it applies to gold may not be consistent with current or future standards used by others in the industry.

The Sponsor

The Sponsor's Fee, page 43

8.   We note your revised disclosure on page 44 that after a waiver of all or a portion of the Sponsor's fee for a stated period of time, if such waiver is not continued, the Sponsor's fee will thereafter be paid in full. Please disclose how you intend to notify investors that the Sponsor has waived the fee for a specific time period.

Where You Can Find Additional Information; Incorporation By Reference, page 79

9.   Please remove the revised disclosure regarding forward incorporation by reference as you do not satisfy the eligibility requirements of General Instruction VII to Form S-1.

    You may contact David Irving at 202-551-3321 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance